Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

SOLICITING DEALER INFORMATION MEMORANDUM

This memorandum is for the use of the Soliciting Dealer Group members only. This memorandum should be read in conjunction with the Offer and Circular dated February 2, 2006, the Letter of Transmittal and the Notice of Guaranteed Delivery. All capitalized terms used herein shall, unless otherwise defined, have the meanings ascribed thereto in the Offer and Circular. The information contained herein, while obtained from sources which we believe to be reliable, is not guaranteed as to its accuracy or completeness. This memo is not to be used by or for (nor is it directed at) any person resident in the United Kingdom. Capitalized terms used herein, unless otherwise defined herein, shall have the same meanings provided for in the Offer and Circular.

February 2006

FIRST QUANTUM MINERALS LTD.

     OFFER TO PURCHASE
all of the outstanding common shares of

ADASTRA MINERALS INC.

on the basis of one common share of First Quantum Minerals Ltd.
for every 17.5 common shares of Adastra Minerals Inc.

•	Significant Premium: Based on the closing price of First Quantum’s common shares on the Toronto Stock Exchange on January 17, 2006, the implied offer price represents a premium of approximately 24% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006. The implied offer price represents a 31% premium over the $1.70 Adastra equity financing completed in December of 2005.

•	Management Strength: The First Quantum management team would bring to the combined company many years of hands-on operating and project development experience in the Democratic Republic of Congo (the ‘‘DRC’’), Zambia and Mauritania and other parts of Africa. First Quantum’s management team has demonstrated the ability to grow a very effective operating mining company in the same regions where Adastra has its principal interests. First Quantum has a proven track record of bringing projects into production on time and in line with its budgets.

•	Substantial Experience in the DRC: First Quantum has significant exploration, technical and operating experience with respect to mining in the DRC, as is evidenced by current operations at the Lonshi copper mine and the planned development of the Frontier project. The base metal capability and experience demonstrated by First Quantum, coupled with Adastra’s recent experience in negotiations with the Government of the DRC and its mining arm, Gécamines, will be invaluable in developing the Kolwezi tailings project and Adastra’s Kipushi mine, which is also located in the DRC.

•	Copper and Cobalt Production: First Quantum is already a substantial copper producer growing from its origins in developing the tailings dump at Bwana Mkubwa in Zambia. The experience and expertise necessary for tailings reclamation established and proven at the Bwana operation would be invaluable in developing Adastra’s Kolwezi copper tailings project.

•	Financial Strength: First Quantum has the balance sheet and cash flow from existing profitable operations to enable the combined company to access a much broader range of capital markets in order to ensure that the development of the Kolwezi tailings project can be undertaken at a lower overall cost, and therefore higher return, to shareholders. First Quantum believes that its financial strength and strong credibility in the capital markets would provide the capital required for Adastra’s exploration and development properties.

•	Significant Cost Savings: First Quantum believes that the combined company would achieve significant savings, primarily though a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 10, 2006, unless the Offer is extended or withdrawn by First Quantum.

The Dealer Manager for the Offer is:
In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
(416) 842-7675	1-866-246-3902
1-866-246-3902

The Offeror:	First Quantum is an international mining company whose principal activities include mineral exploration, development and mining. Its focus is on the copper sector in Zambia, the DRC and Mauritania, though this does not exclude exposure to other geographic regions or commodities. First Quantum’s operations in Zambia include the 100% owned solvent extraction/electrowinning facility at Bwana Mkubwa (‘‘Bwana’’) and the 80% owned Kansanshi copper mine. In addition, in the DRC, First Quantum operates the 100% owned Lonshi copper mine, which provides oxide copper ore for processing at Bwana. Based in Vancouver, First Quantum currently employs approximately 4,000 employees, contractors and consultants. The principal executive office and the registered records office of First Quantum are located at 8th Floor, 543
Granville Street, Vancouver, British Columbia, V6C 1X8.

The First Quantum Shares are listed and posted for trading on the TSX under the symbol ‘‘FM’’ and have been admitted for trading on AIM under the symbol ‘‘FQM’’.

The Offer:	First Quantum is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Adastra Shares on the basis of one First Quantum Share for every 17.5 Adastra Shares (being approximately
0.0571 of a First Quantum Share for each Adastra Share). Assuming that all of the Adastra Shares that are issued and outstanding as at January 23, 2006, and all Adastra Shares issuable upon exercise of Options or Warrants that are in-the-
money as at January 25, 2006, are tendered to the Offer and that the Offeror takes up and pays for such Adastra Shares under the Offer, First Quantum will issue approximately 4.94 million First Quantum Shares.

The Offer is made only for Adastra Shares and not for any Options, Warrants or other rights to acquire Adastra Shares, other than the rights associated with the Adastra Shares issued under Adastra’s Shareholder Rights Plan (‘‘SRP Rights’’).
Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such Options, Warrants or other rights before the Expiry Time in order to obtain a certificate representing Adastra Shares and then deposit those Adastra Shares in accordance with the terms of the Offer.

The Offer is not being made to or directed at, and deposits of Adastra Shares will not be accepted from, any
U.K. Shareholder that is not an Eligible U.K. Shareholder.

Time for	The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 10, 2006, unless the Offer is extended or
Acceptance:	withdrawn by First Quantum.

Manner of	The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the offices
Acceptance:	specified in the Letter of Transmittal no later than the Expiry Time: (a) the certificate or certificates representing Adastra
Shares (except where Adastra Shares are held in the form of CDIs); (b) the appropriate form of Letter of Transmittal (or a manually signed facsimile copy), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and (c) any other relevant document required by the instructions set forth on the Letter of Transmittal including, in the case of U.K. resident Shareholders, any required evidence confirming that the Shareholder purporting to accept the Offer is an Eligible U.K. Shareholder.

Shareholders holding Adastra Shares in the form of CDIs must additionally arrange for the appropriate electronic acceptance instruction to be sent to CREST Depository and should contact CREST Depository in this regard. The Offer will be deemed to be accepted by Shareholders only if the Depositary actually has received these documents at one of the addresses for the Depositary indicated on the Letter of Transmittal and, where applicable, CREST Depository actually has received electronic acceptance instructions, at or before the Expiry Time. Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Adastra Shares may deposit certificates representing
Adastra Shares pursuant to the procedures for guaranteed delivery described in Section 5 of the Offer to Purchase,
‘‘Procedure for Guaranteed Delivery’’.

Unless waived by the Offeror, holders of Adastra Shares are required to deposit one SRP Right for each Adastra Share in order to effect a valid deposit of such Adastra Share. If the Separation Time does not occur before the Expiry Time, a deposit of Adastra Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Adastra to Shareholders prior to the time that the holder’s
Adastra Shares are deposited pursuant to the Offer, in order for the Adastra Shares to be validly deposited, Rights
Certificates representing SRP Rights equal in number to the number of Adastra Shares deposited must be delivered to the
Depositary.

Manner of	If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a
Acceptance:	Shareholder deposits its Adastra Shares pursuant to the Offer, Shareholders may deposit their SRP Rights before receiving
(cont’d)	Rights Certificates by using the guaranteed delivery procedure set out in the Offer and Circular. In any case, a deposit of
Adastra Shares shall be deemed to constitute an agreement by the signatory to deliver Rights Certificates representing SRP
Rights equal in number to the number of Adastra Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to the Offeror taking up the
Adastra Shares for payment pursuant to the Offer, Rights Certificates from a Shareholder representing SRP Rights equal in number to the Adastra Shares deposited by such holder.

The Offeror reserves the right to permit the Offer to be accepted and the issue of First Quantum Shares pursuant to the Offer to be completed in a manner other than as set forth in Section 4 of the Offer, subject to any required extensions and announcements, if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with all applicable Laws.

Conditions to the	The Offeror reserves the right to withdraw the Offer and not take up and pay for any Adastra Shares deposited under the
Offer:	Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase are satisfied or, where permitted, waived. These conditions include, among others (i) the Minimum Tender Condition; and (ii) the Offeror shall have determined in its reasonable judgment that no property right, franchise or licence of Adastra or any of the Material
Interests has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for
Adastra Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition
Transaction or otherwise. See Section 2 of the Offer to Purchase, ‘‘Conditions of the Offer’’.

Notice to	This document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services
Shareholders in the	Authority of the United Kingdom (the ‘‘FSA’’). Accordingly, this document has not been, and will not be, approved by the
United Kingdom:	FSA or by London Stock Exchange plc.

Accordingly, as regards UK Shareholders resident in, or receiving the Offer or the Offer and Circular in, the United
Kingdom, the Offer is only being made to or directed at, and deposits of Adastra Shares will only be accepted from, a U.K.
Shareholder who is a Eligible UK Shareholder as defined in the Offer and Circular.

Certain Canadian	A Canadian resident Shareholder who holds Adastra Shares as capital property and who sells such shares pursuant to the
Federal Income Tax	Offer will generally not realize a capital gain or capital loss under the Income Tax Act (Canada) unless the Shareholder
Considerations:	elects to recognize a capital gain or capital loss.

A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Adastra Shares depending upon the form of the transaction and the consideration offered. See Section 17 of the Circular, ‘‘Certain
Canadian Federal Income Tax Considerations -- Shareholders Resident in Canada.’’

A Shareholder who is not a resident of Canada who disposes of Adastra Shares for First Quantum Shares under the Offer will generally not be subject to tax in Canada if the Adastra Shares are not taxable Canadian property. See Section 17 of the
Circular, ‘‘Certain Canadian Federal Income Tax Considerations -- Shareholders Not Resident in Canada’’.

Certain U.S.	The Offeror may purchase some Adastra Shares for cash in connection with, or subsequent to, the transactions described
Federal Income Tax	herein. If no such cash purchases were to occur, the exchange of Adastra Shares pursuant to the Offer could be treated as a
Considerations:	tax-free transaction for U.S. federal income tax purposes, subject to the application of the PFIC rules described in Section
18 of the Circular, ‘‘Certain U.S. Federal Income Tax Considerations’’. Due to the possibility that one or more cash purchases may occur, the Offeror believes that the exchange of Adastra Shares pursuant to the Offer will be taxable for U.S.
federal income tax purposes. See Section 18 of the Circular, ‘‘Certain U.S. Federal Income Tax Considerations’’.

Certain U.K.	Eligible U.K. Shareholders who receive First Quantum Shares under the Offer will generally not be treated as having made
Federal Income Tax	a disposal of their Adastra Shares for the purposes of capital gains tax or corporation tax on chargeable gains until the First
Considerations:	Quantum Shares are ultimately disposed of. See Section 19 of the Circular, ‘‘Certain U.K. Tax Considerations’’.

Solicitation Fees:	In Canada, RBC Dominion Securities Inc. may form a soliciting dealer group comprised of members of the Investment
Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer (each member of such group, a ‘‘Soliciting Dealer’’). The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Adastra Shares a fee of Cdn.$0.02 for each Adastra Share deposited and taken up by the Offeror pursuant to the Offer. The aggregate amount payable to a
Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$100 and not more than
Cdn.$1,500, provided that at least 1,000 Adastra Shares are deposited per beneficial Shareholder.

Depositary:	Computershare Investor Services Inc. is acting as Depositary under the Offer.

Adastra is an international mining company in the business of acquiring, exploring and developing mineral resource properties in the DRC, Angola and Zambia. The target metals and precious minerals for which Adastra is exploring are cobalt, copper, zinc and diamonds. Adastra is currently engaged in developing several mineral assets in Central Africa, including the Kolwezi Copper-Cobalt Tailings Project and the Kipushi Copper Zinc Mine in the DRC.

The Adastra Shares are listed and posted for trading on the TSX and have been admitted for trading on AIM under the symbol ‘‘AAA’’. See Section 2 of the Circular, ‘‘Adastra’’.

For further information regarding Adastra, refer to Adastra’s filings with the Canadian securities regulatory authorities which may be obtained through the SEDAR website at www.sedar.com.

•	Significant Premium: Based on the closing price of First Quantum’s common shares on the Toronto Stock Exchange on January 17, 2006, the implied offer price represents a premium of approximately 24% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006. The implied offer price represents a 31% premium over the $1.70 Adastra equity financing completed in December 2005.

•	Management Strength: First Quantum has significant exploration, technical and operating experience with respect to mining in the DRC, as is evidenced by current operations at the Lonshi copper mine and the planned development of the Frontier project. The base metal capability and experience demonstrated by First Quantum, coupled with Adastra’s recent experience in negotiations with the Government of the DRC and its mining arm, Gécamines, will be invaluable in developing the Kolwezi tailings project and Adastra’s Kipushi mine, which is also located in the DRC.

•	Substantial Experience in the DRC: First Quantum has significant exploration, technical and operating experience with respect to mining in the DRC, as is evidenced by current operations at the Lonshi copper mine and the planned development of the Frontier project. The base metal capability and experience demonstrated by First Quantum, coupled with Adastra’s recent experience in negotiations with the Government of the DRC and its mining arm, Gécamines, will be invaluable in developing the Kolwezi tailings project and Adastra’s Kipushi mine.

•	Copper and Cobalt Production: First Quantum is already a substantial copper producer growing from its origins developing the tailings dump at Bwana Mkubwa in Zambia. The experience and expertise necessary for tailings reclamation established and proven at the Bwana operation would be invaluable in developing Adastra’s Kolwezi copper tailings project.

•	Financial Strength: First Quantum has the balance sheet and cash flow from existing profitable operations to enable the combined company to access a much broader range of capital markets in order to ensure that the development of the Kolwezi tailings project can be undertaken at a lower overall cost, and therefore higher return, to shareholders. First Quantum believes that its financial strength and strong credibility in the capital markets would provide the capital required for Adastra’s exploration and development properties.

•	Significant Cost Savings: First Quantum believes that the combined company would achieve significant savings, primarily though a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

Price Range and Trading Adastra Minerals Inc.

The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volumes of trading of the Shares on the TSX and the AIM:

The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder. It is recommended that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

The Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal and on this page. The Depositary will also receive Notices of Guaranteed Delivery at the offices specified on this page.

COMPUTERSHARE INVESTOR SERVICES INC.
By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street, E.	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

Montreal	Vancouver	Calgary
650 de Maisonneuve Blvd West	510 Burrard Street	Western Gas Tower
Suite 700,	2nd Floor	Suite 600, 530 8th Avenue, S.W.
Montreal, QC	Vancouver, BC	Calgary, AB
H3A 3S8	V6C 3B9	T2P 3S8

RBC CAPITAL MARKETS
In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto, Ontario M5J 2W7	San Francisco, California 94111
Telephone: (416) 842-7517	Toll Free: 1-888-293-4855
Toll Free: 1-866-293-4855

INNISFREE M&A INCORPORATED
501 Madison Avenue
20th Floor
New York, NY 10022
  Shareholders Call Toll-Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise in any jurisdiction where such offer or invitation to purchase or solicitation of an offer to buy securities would be prohibited.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80 and the tender offer statement on Schedule 14D-1F because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This document contains forward-looking statements. The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).